Mark E. Stulga
White Oak, Pa. 15131

October 18 2007

Mr. Xiaoan He
Chairman of the Board
CEO
Fuwei Films

Dear Mr. He;

Effective this day October 18, 2007 I resign from the board of Fuwei Films. After considerable thought, and consultation with other board members, I Have decided to step down from the board of Fuwei Films. The primary motivation for doing this is two fold. First I have repeatedly advanced enhancements to the strategic and operation directions of the company and I have not felt that they have been reasonably considered and second it will enable me to put more energy into other projects that I am currently involved in.

I want to take this opportunity to thank everyone for their support, and for giving me this opportunity. My only regret is that I could not do more to those ends. I leave, feeling confident that the remaining board will find work cooperatively to chart a great path for FUWEI

Thanks again for the opportunity to serve